Exhibit 99.5

AVRICORE HEALTH CORPORATE UPDATE DIVERSIFIES REVENUES DURING COVID-19

While the world deals with the impacts of COVID-19, Avricore Health has utilized its network of suppliers and customers and Health Canada Licences to drive interim revenues.

June 29, 2020; Avricore Health (TSXV: AVCR) like so many other business, has faced both challenges and opportunities over the past several weeks.  Thankfully, we’ve not had any team members sick, however, one close partner did spend time in hospital, bringing this health crisis close to home.

That instance, along with the regular reporting of shortages of critical supplies inspired our team to look for ways to help by supplying Personal Protective Equipment (PPE) to the public and private sector.  We have taken the initiative to secure high-quality hand sanitizer for the retail sector.

Avricore Health successfully received a Natural Product Number (NPN) and Site Licence (SL) for Clean Hands Hand Sanitizer, qualifying it for import into Canada.  Our initial test order is currently being shipped. First revenues for this product line are expected in early August.

“Our focus has continued to be on our core mission of expanding the high quality point-of-care testing our HealthTab™ platform offers.” Said Hector Bremner, CEO.    “However, we have taken a prudent approach, utilizing strategies to minimize risk, and to explore alternate revenue streams which will allow us to diversify during this challenging time.”

The Company has continued to make strides in advancing the Company’s core offering, HealthTab™, utilizing this time to enhance the platform and further develop its capabilities. The current approach of generating new revenue streams complements this work by generating working capital and revenues.

About HealthTab™ + RASTR

HealthTab™ is a proven point-of-care screening system, designed to support pharmacists evolving role. The system empowers patients to be proactive about their health by directly measuring and monitoring key safety tests and biomarkers of chronic disease. The HealthTab™ test is simple, fast, lab-accurate, and requires just a few drops of blood from a finger stick.  Results can be printed in-store or accessed securely online. Visit our HealthTab™ website to learn more.

Pharmacies agree to a two-year lease commitment, as well as the purchase of lipid and metabolic panels and other consumables from the Company.  De-identified, statistical data can also be monetized, presenting additional revenue streams for the Company.

Contact:

Hector Bremner, CEO 604-773-8943

info@avricorehealth.com

www.avricorehealth.com

About Avricore Health Inc.

Avricore Health Inc. is committed to becoming a health innovator and applying technologies at the forefront of science to core health issues at the community pharmacy level. The Company's goal is to empower consumers, patients and pharmacists with innovative technology, products, services and information to monitor and optimize health. www.avricorehealth.com